WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree Japan Hedged Sector Indexes:

Health Care; Capital Goods; Tech, Media and Telecom; Financials and Real Estate

Last Updated October 2015

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for Japan Hedged Sector Indexes

1.	Index Overview and Description

WisdomTree Investments (WTI) has created the WisdomTree Japan Hedged Health Care Index, the WisdomTree Japan Hedged Capital Goods Index, the WisdomTree Japan Hedged Tech, Media and Telecom Index, the WisdomTree Japan Hedged Financials Index and the WisdomTree Japan Hedged Real Estate Index [referred to as “the Indexes”].

•	The WisdomTree Japan Hedged Health Care Index is comprised of the following sub-industries: biotechnology, drug retail, health care equipment and supplies, health care providers and services, health care technology, life sciences tools and services, and pharmaceuticals.

•	The WisdomTree Japan Hedged Capital Goods Index is comprised of the following sub-industries: aerospace and defense, automobiles, auto components, building products, specialty chemicals (paint companies), electrical components and equipment, heavy electrical equipment, machinery, steel, engineering and R&D services, and other building products.

•	The WisdomTree Japan Hedged Tech, Media and Telecom Index is comprised of the companies in the information technology, media and telecommunications sectors. In addition to stocks in the information technology sector, the following sub-industries are included in the Index: wireless telecommunications services, media, photographic products, leisure products (video gaming related companies), internet and catalog retail, consumer electronics, and electronic components.

•	The WisdomTree Japan Hedged Financials Index is comprised of companies in the financial sector and includes the following sub-industries: banks, insurance, capital markets, diversified financial services, and consumer finance.

•	The WisdomTree Japan Hedged Real Estate Index is comprised of companies in the real estate sector. In addition to real estate investment trusts and real estate management and development companies, the following sub-industries are included in the Index: homebuilding, building products, construction and engineering (building sub-groups), construction materials, and marine ports and services.

The Indexes are float-adjusted market capitalization weighted and are reconstituted annually in September of each year. “Float-adjusted” means that the share amounts used in calculating the Index reflect only shares available to investors.

For U.S. investors, international equity investments include two components of return. The first is the return attributable to stock prices in the non-U.S. market or markets in which an investment is made. The second is the return attributable to the value of non-U.S. currencies in these markets relative to the U.S. dollar. The WisdomTree Japan Hedged Health Care Index, the WisdomTree Japan Hedged Capital Goods Index, the WisdomTree Japan Hedged Tech, Media and Telecom Index, the WisdomTree Japan Hedged Financials Index and the WisdomTree Japan Hedged Real Estate Index are designed to remove from index performance the impact of the Japanese yen relative to the U.S. dollar.

In this sense, the Indexes “hedge” against fluctuations in the relative value of the Japanese yen against the U.S. dollar. The Indexes are designed to have higher returns than their equivalent non-currency hedged indexes when the U.S. Dollar is going up in value relative to the Japanese yen. Conversely, the Indexes are designed to have lower returns than their equivalent non-hedged indexes when the U.S. dollar is falling in value relative to the Japanese yen (e.g., the Japanese yen is rising relative to the U.S. dollar). Calculations of the Indexes are discussed in section 2.3.

The Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The WisdomTree Japan Hedged Sector Indexes are calculated on an end of day basis using primary market prices in U.S. dollars and Japanese Yen.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the WisdomTree Japan Hedged Health Care Index, the WisdomTree Japan Hedged Capital Goods Index, the WisdomTree Japan Hedged Tech, Media and Telecom Index, the WisdomTree Japan Hedged Financials Index and the WisdomTree Japan Hedged Real Estate Index component companies must be under coverage by the market management team of the third party independent index calculation agent, must be incorporated in Japan, must list their shares on the Tokyo Stock Exchange and must meet the minimum liquidity requirements established by WisdomTree Investments. To be included in the Indexes, shares of such component securities need to have a float-adjusted market capitalization of at least $500 million as of the Index “Screening Date” (after the close of trading on the last trading day in

August). Companies must have an average daily dollar volume of at least $100,000 for three months preceding the Index Screening Date and trading of at least either 250,000 shares per month or $25 million notional for each of the six months preceding the Index Screening Date.

WisdomTree applies a Foreign Investment Screen to exclude companies that are not available to be purchased or transacted in by foreign investors (or certain segments of foreign investors) or cannot continue to be reasonably purchased or transacted in by foreign investors (or certain segments of foreign investors), as determined by the third party independent calculation agent, and a data point referred to as “Degree of Open Freedom” (DOF) or by WisdomTree based generally on the guiding principles set forth below. The first test of a stock’s investability is determining whether the market is open to foreign institutions. The third party independent calculation agent determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, the third party independent calculation agent then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree Indexes.

2.2	Base Date and Base Value

WisdomTree Japan Hedged Health Care Index, the WisdomTree Japan Hedged Capital Goods Index, the WisdomTree Japan Hedged Tech, Media and Telecom Index, the WisdomTree Japan Hedged Financials Index and the WisdomTree Japan Hedged Real Estate Index were established with a base value of 200 on November 30, 2013.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Japan Hedged Sector Indexes, unhedged for foreign currency:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

WisdomTree calculates Currency Hedged International indexes. The hedged indexes are designed to approximate the investable return available to U.S. based investors that seek to neutralize currency fluctuations as a source of the international index return.

The total return Indexes are calculated once a day on a daily basis to remove the impact of currency and uses a WM/Reuters 1-month forward rate to do so. Starting from the April 2015 month end, all WisdomTree Currency-Hedged Indexes will be calculated using forward amounts and foreign currency weights determined one business day prior to the month end—in accordance with the standard currency hedged calculations of WisdomTree’s independent index calculation agent. The precise calculation for the daily hedged currency index equals:

Where Forward Rate = WM/Reuters 1-month forward rate in foreign currency per U.S. dollar

Spot Rate = Spot Rate in foreign currency per U.S. dollar.

For each month m, there are d= 1, 2, 3, .. D calendar days so md is day d for month m and m0 is one business day prior to the month m-1.

D=Total # days In Month

md= d day of Month m

The Indexes are calculated every weekday. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and in Japanese yen. The price and total return Indexes are calculated and disseminated on an end of day basis and disseminated to the Chicago Mercantile Exchange (CME) so that such Index Values can print to the Consolidated Tape.

2.4	Weighting

The WisdomTree Japan Hedged Health Care Index, the WisdomTree Japan Hedged Capital Goods Index, the WisdomTree Japan Hedged Tech, Media and Telecom Index, the WisdomTree Japan Hedged Financials Index and the WisdomTree Japan Hedged Real Estate Index are weighted by their float-adjusted market capitalization. “Float-adjusted” means that the share amounts used in calculating the Index reflect only shares available to investors. Shares held by control groups, public companies and government agencies are excluded. The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the company’s market capitalization by a second factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the market capitalization of each company by restrictions on shares available to be purchased. This “Float-adjusted Factor” is calculated for every component in the Index and then summed. Each component’s weight, at the Weighting Date, is equal to its Float-adjusted Factor divided by the sum of all Float-adjusted Factors for all the components in that Index. The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the second Friday of September. New Component weights take effect before the opening of trading on the first Monday following the third Friday of September (the “Reconstitution Date”).

The following capping rules apply to all the Indexes in the following order:

•	The maximum weight of any individual security is capped at 10% at the annual rebalance prior to the introduction of the volume factor. The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

•	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.

•	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the holdings, sector and country weights above the specified caps.

Should any company achieve a weighting equal to or greater than 24.0% of the Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and the weights of all other components in the Index will be rebalanced proportionally. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced proportionally to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

For the WisdomTree Japan Hedged Financials Index, the following capping rule applies:

Securities of brokerage or financial firms that derive 15% or more of their revenue from securities-related activities (referred to as “12 (d) (3) securities”) are capped at 4% at the annual re-balance in the Financial Sector Index.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on the GICS sector classifications.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index.1 However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

[1]	For the International total return indexes, where information is available about both gross and net dividends, the Indexes assume re-investment of net dividends.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action. Whenever possible, changes to the Index components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

IWF Changes

(1) The timing of adjustments to share counts or investable weight factors depends on the event causing the change, the public availability of source data, local market practices, and whether the change is larger than 5% of the float-adjusted share count.

(2) Changes of less than 5% of the float-adjusted shares are accumulated and made quarterly on the third Friday of March, June, September and December.

(3) Changes to an index constituent’s float-adjusted shares of 5% or more:

•	Changes due to mergers or acquisitions of publicly held companies are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. The share change is applied so that it coincides with the deletion date of the target company if both the acquirer and the target are in the same Index.

•	Changes due to secondary public offerings (also known as placements), tender offers, Dutch auctions, exchange offers, bought deal equity offerings, or prospectus offerings are done as soon as reasonably possible after the data are verified.

•	Other changes of 5% or more (for example, due to company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly.

If a 5% or more change in shares outstanding causes a company’s IWF to change by 5 percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Exception: when total shares outstanding increase by more than 5%, but the new share issuance is directed to a strategic or major shareholder, it implies that there is no change in float-adjusted shares. However, in such instances, a total shares outstanding and resulting IWF change will be implemented regardless of whether the float-adjusted shares change by more than 5%.

3.1.	Component Changes

Additions

Additions to the Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in September. No additions are made to the Indexes between annual reconstitutions, except in the cases of certain spin-off companies, defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Indexes are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.2 Component companies that reclassify their

[2]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed into the indexes that its parent company is in until the next annual reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Index.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy or re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters

Selection parameters for the Indexes are defined in section 2.1. Companies that pass this selection criterion as of the Screening Date are included in the WisdomTree Japan Hedged Health Care Index, the WisdomTree Japan Hedged Capital Goods Index, the WisdomTree Japan Hedged Tech, Media and Telecom

Index, the WisdomTree Japan Hedged Financials Index and the WisdomTree Japan Hedged Real Estate Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Indexes takes effect as defined in section 3.1.